MASLON

› 612.672.8200   3300 WELLS FARGO CENTER
ı 612.672.8397   90 SOUTH SEVENTH STREET
               MINNEAPOLIS, MINNESOTA
www.maslon.com   55402-4140

January 3, 2006

CHRISTOPHER J. MELSHA
Direct Phone: 612-672-8343
Direct Fax: 612-642-8343
Chris.Melsha@maslon.com

Via Facsimile and Edgar Transmission

Christian Windsor
Special Counsel
Division of Corporate Finance
Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549

Mail Stop 4561

> Re: **Equitex, Inc. (the "Company")**
> **Revised Preliminary Proxy Statement**
> **Registration Statement on Form S-3**
> **File No. 333-118426**

Dear Mr. Windsor:

     As counsel for the Company and on its behalf, this letter will respond to your comment letter dated December 27, 2005 with respect to the above-referenced matters (the "Comment Letter"). The following responses are numbered to correspond to the Comment Letter.

     The Company has not yet filed amendments to the Proxy Statement and Registration Statement in response to the Comment Letter. Instead, we have attached proposed revised language that responds to your comments to this letter. On behalf of the Company, we respectfully request that the staff indicate that such revisions satisfy the concerns expressed in the Comment Letter. The Company proposes to then include the revised language in a definitive proxy statement and amended registration statement.

Proxy Statement

Recent sales of Unregistered Securities, page 24

1.   **With regard to the Private Placement Memorandum provided to the staff, supplementally provide us with a listing of the agents or others used and the compensation paid to each that totaled $177,000.**

Christian Windsor
January 3, 2006
Page 2

Response: The total amount of compensation actually consisted of $180,000 and was paid as follows: $151,500 to Blake Advisors, LLC; $7,500 to Feltl and Company; and $21,000 to Mr. Ijaz Anwar, the chief financial officer of FastFunds Financial Corporation, a subsidiary of the Company, as a bonus for services he provided in connection with identifying investors in connection with the offering.

2.   **With regard to the listing of securities issued during 2004 and 2005, supplementally provide the staff with a revised list that includes the following additional information for each issuance:**

*   **provide the date the offering began and the date the offering ended;**
*   **the number of purchasers;**
*   **the price(s) paid (the conversion or exercise price for convertible securities);**
*   **the exemption from registration relied upon (such as 4(2), Reg D Rule 506, etc.); and**
*   **the amounts, if any, paid in fees or commissions and the persons or entities to whom paid.**

Response: Attached hereto as <u>Attachment A</u> is a revised list that provides the information requested. Please note that the Company had previously omitted unregistered issuances where the common stock issued (or the common stock issuable upon the exercise or conversion of convertible securities, as applicable) was covered by a resale registration statement. Such issuances are reflected in the attached revised listing.

3.   **In addition, the listing appears to indicate that more than 20% of outstanding common stock was issued during 2005. We also note from the September 30, 2005 financials that 5,893,634 shares were outstanding at December 31, 2004 and 7,473,464 shares were outstanding at September 30, 2005, an apparent increase of 27%. Please provide us with a legal analysis as to why these issuances, either individually or in the aggregate did not require shareholder approval under Nasdaq rules.**

Response: Without analyzing each individual issuance, the aggregate number of shares issued in the nine month period ended September 30, 2005 did not exceed 20 percent of the Company's outstanding shares, as determined in accordance with Nasdaq rules. Please note that the attached listing on <u>Attachment A</u> includes a large number of shares of common stock issued upon the exercise of outstanding warrants and other convertible securities issued prior to January 1, 2005. Nasdaq Marketplace Rule 4350(i)(1)(D) requires shareholder approval of the "sale, issuance or potential issuance by the issuer of common stock (or securities convertible into or exercisable for common stock)" that would equal or exceed 20 percent or more of the issuer's outstanding common stock or voting power in a transaction other than a public offering at a price per share less than the greater of book value or market value. In accordance with this rule and by way of example, if an issuer issues 1,000 common shares and warrants to purchase 500 common shares on

December 1, 2005, all 1,500 shares that are being issued or that may potentially be issued in such an offering need to satisfy Nasdaq's shareholder approval rules as of December 1, 2004. The issuer would not need to re-evaluate compliance with such rules at the time such warrants are exercised, since the warrant shares were already included in determining compliance with Rule 4350 at the time the warrant was issued.

Of the total shares issued in 2005 included in the attached listing, 642,127 of such shares resulted from issuances upon the exercise or conversion of convertible securities originally issued *prior to* January 1, 2005. Further, the issuances of common stock upon conversion of or as dividends for the Company's Series K Preferred Stock were approved by the Company's stockholders in December 2004 in accordance with Rule 4350(i). Without analyzing each remaining issuance, the total remaining common shares issued in 2005 do not exceed 20 percent of the number of shares outstanding at December 31, 2004. Therefore, all of those issuances, whether individually and in the aggregate, comply with the shareholder approval requirements under Nasdaq Rule 4350(i).

Further, your comment seems to infer that the 20 percent test is perhaps determined by measuring the aggregate number of shares issued during the course of a year (e.g., the 9 months ended September 30, 2005) against the number of shares outstanding at the beginning of such year. Rule 4350(i) does not require – even implicitly –such an approach and, in our experience, the Nasdaq staff has never interpreted the rule in such a manner. Rather, under Rule 4350(i), the 20 percent test measures the number of shares issued or issuable in a particular transaction (or related transactions) against the number of shares outstanding *at the time of such issuance.* For example, you will note that on Attachment A (as also disclosed in the Company's Form 8-K filed December 9, 2005) that the Company issued 700,000 shares to Aton Select Fund Ltd. on December 5, 2005 in exchange for 850,000 shares of stock of Hydrogen Power, Inc. At the time of this issuance, the Company had 7,519,580 common shares outstanding. For purposes of determining compliance with Rule 4350(i), the issuance to Aton represented 9.3 percent of the Company's outstanding common stock, less than the amount that would require shareholder approval under Rule 4350(i).

Finally, it is also worth mentioning that the Company has filed the required additional listing applications under Nasdaq rules for certain of its 2005 issuances. In connection with those applications, the Company has consulted the Nasdaq staff and has specifically discussed its compliance with Rule 4350(i). The Nasdaq staff has not indicated to the Company that the issuances on Attachment A violate Rule 4350(i) and, with respect to certain issuances, has represented to the Company that such issuances will comply with Rule 4350(i).

Christian Windsor
January 3, 2006
Page 4

4.   **Revise the last three issuances on pages 24-25 to indicate the exemption from registration in a manner similar to the first issuance wherein 4(2) and regulation D, Rule 506 are cited as the exemption.**

Response: The Company has revised the disclosure as requested and has included the proposed revised language under Attachment B to this letter.

Information About Hydrogen Power, Inc., page 50

5.   **Revise the first paragraph to disclose the term of the license and the sub-license or clarify for how long the license will be in effect.**

Response: The Company has revised the disclosure as requested and has included the proposed revised language under Attachment C to this letter.

Form S-3

Selling Shareholders, page 15

6.   **Supplementally provide the staff with reconciliation for the shares issuable upon the exercise of warrants (third column herein) with the revised listing of issuances requested herein. In this regard, inform us as to what warrants relate to which issuance.**

Response: Enclosed herewith as Attachment D is the requested reconciliation. Attachment D identifies each selling stockholder listed in the Form S-3 that is offering shares issued/issuable upon the exercise of warrants, and includes a footnote cross-referencing each selling stockholder's warrant shares to the issuances listed on Attachment A hereto.

Plan of Distribution, page 18

7.   **Revise to add language to the effect that if any broker/dealers or others are engaged to sell the securities, a post-effective amendment will be filed, naming such agents and the compensation arrangements, before any sales can take place.**

Response: The Company has revised the disclosure as requested and has included the proposed revised language under Attachment E to this letter.

Finally, as a result of the recent announcement by the Company's subsidiary FastFunds Financial Corporation, a publicly held reporting company, that it had entered into a definitive agreement to sell substantially all of its assets, the Company intends to

Christian Windsor
January 3, 2006
Page 5

include the following disclosure at page 6 of the Proxy Statement following the paragraph captioned "Risk Factors:"

"Recent Developments – Agreement to Sell Assets of FastFunds Financial Corporation

On December 22, 2005, FastFunds Financial Corporation ("Fast Funds") entered into an asset purchase agreement pursuant to which FastFunds agreed to sell substantially all of its operating assets for $14 million in cash to Game Financial, Inc., a subsidiary of Certegy, Inc. The Company, which owns approximately 73 percent of Fast Funds' outstanding capital stock, agreed to guaranty FastFunds' obligations under the purchase agreement. Additionally, the Company has entered into a voting agreement pursuant to which it has agreed to vote its shares of FastFunds stock in favor of the sale. Following the completion of the transaction, which is subject to various closing conditions, FastFunds will no longer have any ongoing business operations, but will become a public reporting shell company."

* * * *

Please do not hesitate to contact me at the number indicated above or William Mower at 612-672-8358 with any questions concerning the responses included in this letter.

Very truly yours,



Christopher J. Melsha

cc: Michael Clampitt, Esq.

Enclosures

Appendix A

Summary Listing of Unregistered Issuances from 2004-2005

Equitex, Inc.

Securities Issuances 2004-Present

Attachment A

Issued to	Quantity	Price per Share or Exercise Price	Issuance Date (Beginning & End of Offering if Applicable)	Type	Description	Number of Purchasers	Exemption	Compensation	Warrant / Note/ Preferred Original Issue Date
Common Stock Issuances									
2004									
Robert Gordon	1,617	$ 0.12	3/8/2004	Common	Warrant Exercise	1	4(2); R. 506	None	Aug-01
John Ablahani	1,617	$ 0.12	3/8/2004	Common	Warrant Exercise	1	4(2); R. 506	None	Aug-01
Amico Trust	10,512	$ 0.12	7/21/2004	Common	Warrant Exercise	1	4(2); R. 506	None	Aug-01
Blake Capital	16,667	$ 3.30	8/30/2004	Common	Warrant Exercise	1	4(2); R. 506	None	Mar-04
Patricia Jersey	1,617	$ 0.12	9/21/2004	Common	Warrant Exercise	1	4(2); R. 506	None	Aug-01
Nick Shermeta	653	$ 0.12	10/1/2004	Common	Cashless Warrant Exercise	1	4(2); R. 506	None	Aug-01
C. Frederick LeBaron	4,324	$ 0.12	10/1/2004	Common	Series F Preferred Make-up provision	1	4(2); R. 506	None	Jul-00
Victoria Giorgione	3,235	$ 0.12	10/27/2004	Common	Warrant Exercise	1	4(2); R. 506	None	Aug-01
Amico Trust II	10,512	$ 0.12	11/10/2004	Common	Warrant Exercise	1	4(2); R. 506	None	Aug-01
2005									
Gulfstream Irrevocable Trust	25,426	$ 3.21	2/2/2005	Common	Debt conversion	1	4(2); R. 506	None	
Blake Capital	33,334	$ 2.22	2/4/2005	Common	Warrant Exercise	1	4(2); R. 506	None	Mar-04
Chip Rice	40,389	$ 1.98	2/4/2005	Common	Warrant Exercise	1	4(2); R. 506	None	7-2002 to 11-2002
William Rice	202	$ 1.98	2/4/2005	Common	Warrant Exercise	1	4(2); R. 506	None	7-2002 to 11-2002
Michael Wruck	3,662	$ 1.98	2/4/2005	Common	Warrant Exercise	1	4(2); R. 506	None	7-2002 to 11-2002
Chip Rice	11,206	$ 1.98	2/4/2005	Common	Warrant Exercise	1	4(2); R. 506	None	Sep-03
William Rice	92	$ 1.98	2/4/2005	Common	Warrant Exercise	1	4(2); R. 506	None	Sep-03
Michael Wruck	596	$ 1.98	2/4/2005	Common	Warrant Exercise	1	4(2); R. 506	None	Sep-03
Goben Enterprises	94,167	$ 1.98	2/7/2005	Common	Warrant Exercise	1	4(2); R. 506	None	Sep-03
CLB Investment Corp	115,387	$ 4.25	3/31/2005	Common	Sale of Key Payables	1	4(2); R. 506	None	
Pandora Select Partners	13,848	$ 3.34	5/8/2005	Common	Note Conversion	1	4(2); R. 506	None	Mar-04
Whitebox Hedged High Yield	9,097	$ 3.34	5/8/2005	Common	Note Conversion	1	4(2); R. 506	None	Mar-04
Pandora Select Partners	20,593	$ 3.86	6/8/2005	Common	Note Conversion	1	4(2); R. 506	None	Mar-04
Whitebox Hedged High Yield	13,728	$ 3.86	6/8/2005	Common	Note Conversion	1	4(2); R. 506	None	Mar-04
Pandora Select Partners	80,000	$ 3.75	6/9/2005	Common	Warrant Exercise	1	4(2); R. 506	None	Mar-04
Whitebox Hedged High Yield	53,333	$ 3.75	6/9/2005	Common	Warrant Exercise	1	4(2); R. 506	None	Mar-04
Friedlob et al	5,465	$ 5.49	6/14/2005	Common	Settlement of Legal Fees	1	4(2); R. 506	None	
June 2005 Private Placement	725,332	$ 3.00	6/9 to 9/19/05	Common	Private Placement	19	4(2); R. 506	$151,500 paid to Blake Advisors, LLC; $7,500 paid to Fait and Co.; and $21,000 paid to I. Anwar	
Scott Lucas	18,509	$ 4.30	6/30/2005	Common	Note Conversion	1	4(2); R. 506	None	
CLB Investment Corp	14,755	$ 4.30	6/30/2005	Common	Sale of Key/EQTX Payables	1	4(2); R. 506	None	
C. Frederick LeBaron, Jr.	5,650	$ 4.30	6/30/2005	Common	Issue Stock for Legal Fees	1	4(2); R. 506	None	
The Shaar Fund	203,529	$ 2.00	7/1/2005	Common	Series D Preferred	1	4(2); R. 506	None	Aug-99
Pandora Select Partners	20,810	$ 3.88	7/8/2005	Common	Note Conversion	1	4(2); R. 506	None	Mar-04
Whitebox Hedged High Yield	13,874	$ 3.88	7/8/2005	Common	Note Conversion	1	4(2); R. 506	None	Mar-04
Maslon et al	5,000	$ 5.00	9/2/2005	Common	Issue Stock for A/P	1	4(2); R. 506	None	
Pandora Select Partners	17,879	$ 3.90	9/8/2005	Common	Note Conversion	1	4(2); R. 506	None	Mar-04
Whitebox Hedged High Yield	11,919	$ 3.90	9/8/2005	Common	Note Conversion	1	4(2); R. 506	None	Mar-04
George Connors	15,152	$ 6.27	9/28/2005	Common	Payment of Chex Payable	1	4(2); R. 506	None	
Pandora Select Partners	15,988	$ 5.05	10/8/2005	Common	Note Conversion	1	4(2); R. 506	None	Mar-04
Whitebox Hedged High Yield	10,659	$ 5.05	10/8/2005	Common	Note Conversion	1	4(2); R. 506	None	Mar-04
Wayne Mills	147,273	$ 2.75	10/18/2005	Common	Series K Preferred Conversion	1	4(2); R. 506	None	Stockholders approved at Dec-04 annual meeting
Wayne Mills	614	$ 5.84	10/18/2005	Common	Series K Preferred Dividend	1	4(2); R. 506	None	
Intention Capital	2,182	$ 2.75	10/18/2005	Common	Series K Preferred Conversion	1	4(2); R. 506	None	
Intention Capital	9	$ 5.84	10/18/2005	Common	Series K Preferred Dividend	1	4(2); R. 506	None	
Pandora Select Partners	17,477	$ 4.62	11/8/2005	Common	Note Conversion	1	4(2); R. 506	None	Mar-04
Whitebox Hedged High Yield	11,651	$ 4.62	11/8/2005	Common	Note Conversion	1	4(2); R. 506	None	Mar-04

Equitex, Inc.

Securities Issuances 2004-Present

Attachment A

Issued to	Quantity	Price per Share or Exercise Price	Issuance Date (Beginning & End of Offering if Applicable)	Type	Description	Number of Purchasers	Exemption	Compensation	Warrant / Note/ Preferred Original Issue Date
Pandora Select Partners	17,903	$ 4.51	12/8/2006	Common	Note Conversion	1	4(2); R. 506	None	Mar-04
Whitebox Hedged High Yield	11,835	$ 4.51	12/8/2006	Common	Note Conversion	1	4(2); R. 506	None	Mar-04
Alon Select Fund Ltd	700,000	n/a	12/5/2006	Common	Exchanged for 850,000 shares of Hydrogen Power, Inc.	1	4(2)	None	
Brownie Lake Partners	36,364	$ 2.75	12/27/2005	Common	Series K Preferred Conversion	1	4(2); R. 506	None	Approved by Stockholders
Brownie Lake Partners	331	$ 5.11	12/27/2005	Common	Series K Preferred Dividend	1	4(2); R. 506	None	
	2,545,018								
Derivatives									Cross Reference to S-3 Table (Attachment D)
Pandora/Whitebox Loan	133,333	$ 7.65	3/8/2004	Warrants	Issued w/$5M note	2	4(2); R. 506	None	
Blake Capital	50,000	$ 7.65	3/8/2004	Warrants	Issued w/$5M note	1	4(2); R. 506	None	
Pandora/Whitebox Loan	133,333	$ 6.00	6/8/2005	Warrants		2	4(2); R. 506	None	1
Pandora/Whitebox Loan	125,000	$ 6.00	9/15/2005	Warrants		2	4(2); R. 506	None	2
June 2006 Private Placement	362,666	$ 5.50	6/9 to 8/18/06	Warrants		19	4(2); R. 506	None	3
Series K Preferred	175,000	$ 4.50	8/25/2006	Warrants		4	4(2); R. 506	None	4
Chip Rice	25,000	$ 4.71	9/12/2006	Warrants		1	4(2); R. 506	None	5
Goben Enterprises	75,000	$ 4.71	9/19/2006	Warrants		1	4(2); R. 506	None	6
		Amount ($)							
Pandora/Whitebox		$1,500,000.00	9/16/2005	Convert. Note		2	4(2); R. 506	None	
Pandora/Whitebox		$5,000,000	3/8/2004	Convert. Note		2	4(2); R. 506	None	
Series K Exchange	3,055	$3,055,000.00	8/25/2005	Convert. Pref	Issued in exchange for outstanding preferred stock	4	3(a)(9)	None	Approved by stockholders

Appendix B
Proposed Revisions to Proxy pages 24-25

[Underlined/bolded text indicates material proposed to be added; stricken text indicates deleted material]

Recent Sales of Unregistered Securities

The following is a summary of recent unregistered issuances of Equitex securities since the year ended December 31, 2004 (other than issuances related to the Merger, which are discussed in detail under Proposal 1).

Private Placement

In a private-placement offering commenced in June 2005, Equitex sold 374,322 units, each unit consisting of two shares of common stock and one three-year warrant to purchase an additional share of common stock at an exercise price of $5.50 per share. The purchase price per unit was $6.00, and resulted in aggregate proceeds of $2,245,992 out of which Equitex paid customary fees and expenses, including fees to brokers and consultants, totaling approximately $177,000. Equitex offered and sold the securities in reliance on an exemption from federal registration under Section 4(2) of the Securities Act of 1933 and Rule 506 promulgated thereunder. The Company relied on this exemption and rule based on the fact that there were only 21 investors, all of whom were accredited investors and (i) either alone or through a purchaser representative, had knowledge and experience in financial and business matters such that each was capable of evaluating the risks of the investment, and (ii) we had obtained subscription agreements from such investors indicating that they were purchasing for investment purposes only. The securities comprising the units were not registered under the Securities Act and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements. The disclosure about the private placement contained herein does not constitute an offer to sell or a solicitation of an offer to buy any securities of the Company, and is made only as permitted by Rule 135c under the Securities Act.

Exchange of Preferred Stock

On July 22, 2005, Equitex filed with the Delaware Secretary of State a Certificate of Designations of Rights and Preferences of the Series K 6% Convertible Preferred Stock, pursuant to which the Company designated a new class of preferred stock, Series K preferred stock, and defined the rights and preferences thereof. The holders of the Series K preferred stock are entitled to receive dividend rights and conversion rights, and a liquidation preference to all junior securities, including the common stock. Except as required by law, the holders of the Series K preferred stock do not have voting rights.

The Company is authorized us to issue up to 3,100 shares of Series K preferred stock, 3,055 shares of which were issued on August 25, 2005 in exchange for all of the Company's previously outstanding Series G preferred stock and Series I preferred stock. The Series K preferred stock has a stated value of $1,000 per share and its holders are entitled to receive dividends at 6% per annum, payable in cash or common stock at the option of the Company. The Series K preferred stock is convertible, subject to certain limitations, into our common stock at the lesser of (i) $2.75 per share, subject to adjustment as provided in the Certificate, or (ii) 65% of the market price of our common stock for the five trading days prior to conversion; provided that, in the event that, during any 20 consecutive trading days, (a) the closing bid price of our common stock is equal to or greater than $5.50 per share and (b) the average daily trading volume of Equitex common stock is at least $100,000, the amount in clause (ii) above shall be 75% instead of 65%. Under certain circumstances, Equitex may redeem the Series K preferred stock for cash at a redemption price equal to 135% of the stated value plus accrued dividends. Equitex is required to redeem any outstanding Series K preferred stock on June 30, 2009.

The Company made the issuance of the Series K preferred stock in reliance on the exemption from federal registration under Section 3(a)(9) of the Securities Act of 1933, since the exchange offer was made solely to existing stockholders and no commission or other remuneration was paid by the Company in connection with soliciting the exchange, as well as the exemption provided by Section 4(2) and Rule 506 of the Securities Act, since all of the investors were accredited and no general solicitation was involved.

Convertible Promissory Notes

On September 15, 2005, Equitex entered into a Purchase Agreement with Pandora Select Partners, L.P. and Whitebox Hedged High Yield Partners, L.P., pursuant to which Equitex borrowed an aggregate of $1,500,000 from such entities. In consideration of the loan, Equitex issued two 10% Secured Convertible Promissory Notes, one in favor of Pandora Select Partners in the principal amount of $900,000 and the other in favor of Whitebox Hedged High Yield Partners in the principal amount of $600,000. The promissory notes are payable with interest only through December 15, 2005, at which time Equitex will be required to pay the remaining principal and interest in equal installments over 21 months. The principal balance on each of the notes, together with accrued interest thereon, is convertible at the option of the payee at a conversion rate of $5.50, subject to certain adjustments. The Company has the option to pay the notes in its common stock at a price per share equal to 85% of the average of the

24

___

closing bid prices for the 20 consecutive trading days immediately prior to the payment date. Additionally, the Company has the option to convert the remaining balance under the notes upon the occurrence of certain events. In connection with the financing, Equitex issued five-year warrants for the purchase of an aggregate of 125,000 shares of common stock at an exercise price of $6.00 per share to such lenders. The offer and sale of the convertible promissory notes and warrants (including underlying common stock) were not registered under the Securities Act **but was done in reliance on the exemption from federal registration under Section 4(2) of the Securities Act and Rule 506 of Regulation D promulgated thereunder, as each investor was accredited, no general solicitation was involved and the offering did not otherwise involve a public offering. The promissory notes and warrants and** may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements. The disclosure about the private placement of securities contained herein does not constitute an offer to sell or a solicitation of an offer to buy any securities of the Company, and is made only as permitted by Rule 135c under the Securities Act.

Share Exchange

On December 5, 2005, Equitex entered into a Share Exchange Agreement with a stockholder of Hydrogen Power, Aton Select Fund Limited ("Aton"), pursuant to which Equitex issued 700,000 shares of common stock to Aton in exchange for 850,000 shares of HPI common stock held by Aton. Additionally, Equitex agreed to use its best efforts to prepare and file a registration statement with the Securities and Exchange Commission to register the exchange shares within 30 days of the closing of the exchange. The exchange shares were not registered under the Securities Act, **but was done in reliance on the exemption from federal registration under Section 4(2) of the Securities Act and Rule 506 of Regulation D promulgated thereunder, as Aton is a sophisticated investor that acquired the exchange shares for investment purposes, no general solicitation was involved and the issuance did not otherwise involve a public offering. The shares issued to Aton The and** may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements. The disclosure about the exchange herein does not constitute an offer to sell or a solicitation of an offer to buy any securities of the Company, and is made only as permitted by Rule 135c under the Securities Act.

25

Appendix C
Proposed Revisions to Proxy page 50

[Underlined/bolded text indicates material proposed to be added; stricken text indicates deleted material]

Information About Hydrogen Power, Inc.

Hydrogen Power, Inc. (or "HPI") is a Seattle-based company, organized under the laws of the State of Delaware in December 2003, which has sub-licensed a patented technology developed at the University of British Columbia for producing hydrogen gas in a process called "Hydrogen Now™." The Hydrogen Now patented system creates pure hydrogen from the reaction of aluminum and water by a water-split reaction. Hydrogen Now can be used to generate hydrogen on-site and on-demand without electricity, thus offering the potential to overcome significant transportation and storage problems. The Hydrogen Now process has the potential to supply hydrogen at customized rates and pressures. **The term of the sub-license pursuant to which HPI has its rights to the Hydrogen Now technology, as well as the license pursuant to which HPI's sub-licensor has its rights to the technology, expires on the date on which the last patent covered by the sub-license and license expires, which is currently no sooner than February 2021.**

Aluminum is the third most abundant element (after oxygen and silicon) in the earth's crust and water is widely available. In addition, waste or scrap aluminum may be used in the reaction process and the by-products can be recycled.

Hydrogen Power Inc. has been established to commercialize patented technology for a new method of producing hydrogen through an aluminum-assisted water split reaction process called Hydrogen Just in Time™ and Hydrogen Now™. Consumers do not have convenient access to hydrogen as they have with gasoline, electricity, or natural gas. Hydrogen in its gaseous form is a difficult element to transport or store. If hydrogen is produced from the electrolysis of water or the reforming of fossil fuels, these transportation and storage problems becomes a major obstacle to any commercialization.

HPI Technology

In the present form of the HPI technology noted in US patents 6,440,385 and 6,582,676 hydrogen is generated from a nonreversible water split reaction using aluminum mechanically alloyed with water soluble inorganic salts (WIS) catalysts. Under normal circumstances, scientists would use strong acids or alkalis to dissolve the film around aluminum. Hydrogen Power uses a mixture of ground aluminum, alumina, a non-metallic additive (catalyst) and water to prevent formation of a non-reactive layer and create a continuous reaction until the aluminum is depleted. The process operates at normal pressures and temperatures. The mechanism of the present technology involves pit corrosion of the passivation layer by aggressive anions. Prevention of the passivation layer makes possible a feasible hydrogen generation system. The nonreversible nature of the reaction allows HPI to produce pressurized gas without the need for compressors. To date, Hydrogen Power Inc has demonstrated the ability to create 4500 psig (300 atm) hydrogen. Hydrogen Power is presently investigating commercial applications that would involve the use of its hydrogen generation technology to generate hydrogen with the objective of creating hydrogen generation solutions that offer reduced operating costs and capital expenditures, ease of processing, and increased safety in comparison to conventional hydrogen solutions.

HPI technology does not require any supplemental energy, electrical or otherwise, to produce pure hydrogen gas. The hydrogen that is generated is pure hydrogen that can be used in fuel cell applications to generate electricity. The reaction produces an aluminum hydroxide byproduct which can be recycled and reused in the hydrogen generation process. The hydrogen generation process in respect of which Hydrogen Power has acquired technology rights to under the sub-license has never been used for commercial purposes and there is no assurance that we will be able to apply the process for commercial purposes. HPI's technology is still in the development stage.

On-site production of compressed hydrogen negates the need for compressed liquefied hydrogen transportation. Further, the spent fuel from the HPI technology is environmentally inert and easily recycled back into aluminum or can be used in a number of different commercial applications. HPI's patented technology has the potential to provide high pressure hydrogen in large volumes for use in applications where compressed hydrogen is required, such as hydrogen filling stations.

Appendix D

Name of Selling Securityholder	Shares of common stock issued and issuable upon exercise of warrants	Cross Reference to Issuance Table (Attach. A)
Pandora Select Partners, L.P.	155,000	1 & 2
Whitebox Hedged High Yield Partners, L.P.	103,333	1 & 2
Phyllis Mirvis	60,833	(a)
Infinity Advisors	8,333	(b)
Arden O. Wandel	8,333	(b)
Jim D Burford IRA #060000006248	15,834	3
Jim D Burford	9,166	3
Ijaz Anwar	2,500	3
Narasimhan Sundarrajan	10,000	3
Goben Enterprises LP	100,000	3 & 6
Pyramid Partners, LP	20,000	3
Daniel S. & Patrice M. Perkins JTWROS	8,000	3
Piper Jaffray as custodian FBO Daniel S. Perkins	4,000	3
Piper Jaffray as custodian FBO Mark L. Beese IRA	1,000	3
Piper Jaffray as custodian FBO David H. Potter IRA	12,000	3
Richard Lockwood	25,000	3
Daniel Ryweck	5,000	3
Terry Pederson	10,000	3
Mark Savage	5,000	3
John F. Stapleton	91,500	3
Industricorp & Co., Inc. FBO Twin City Carpenters Pension Plan 1561000091	25,000	3
Chip A. Rice Bill Rice JTWROS	17,000	3
Larry P. Arnold	16,666	3
John Thysell	10,000	3
Hunter Ridge Partners LLC	50,000	3
Chip Rice	25,000	5
Wayne W. Mills	175,000	4
Maslon Edelman Borman and Brand	0	
George Connors	0	
Gulfstream 1998 Irrevocable Trust	0	
Aton Select Fund Limited	0	
TOTAL	973,498	

(a) Issued in 2001, not included in issuance table
(b) Issued in 2003, not included in issuance table

Appendix E
Proposed Revisions to S-3, page 18

[Underlined/bolded text indicates material proposed to be added; stricken text indicates deleted material]

PLAN OF DISTRIBUTION

We are registering the shares of common stock offered by this prospectus on behalf of the selling securityholders, as described above under the caption "Selling Securityholders." As used in this prospectus, "selling securityholders" include donees, pledges, transferees and other successors in interest selling shares received from the selling securityholders after the date of this prospectus, whether as a gift, pledge, partnership distribution or other form of non-sale related transfer. All costs, expenses and fees in connection with the registration of the shares of common stock offered hereby will be borne by Equitex, Inc. Brokerage commissions and similar selling expenses, if any, attributable to the sale of shares of common stock will be borne by the selling securityholders.

The selling securityholders may, from time to time in one or more types of transactions (which may include block transactions), effect resales of shares of common stock offered hereby:

- ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;
- block trades in which the broker-dealer will attempt to sell the shares as agent, but may position and resell a portion of the block as principal to facilitate the transaction;
- purchases by a broker-dealer as principal and resale by the broker-dealer for its account;
- an exchange distribution in accordance with the rules of the applicable exchange;
- privately negotiated transactions;
- short sales;
- through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise;
- broker-dealers may agree with a selling securityholder to sell a specified number of such shares at a stipulated price per share;
- a combination of any such methods of sale; and
- any other method permitted pursuant to applicable law.

The selling securityholders may effect sales of shares of common stock offered hereby at fixed prices, at prevailing market prices at the time of sale, at prices related to the prevailing market price, at varying prices determined at the time of sale, or at privately negotiated prices. Any of these transactions may or may not involve brokers or dealers. Any such broker-dealers may receive compensation in the form of discounts, concessions, or commissions from the selling securityholders and/or the purchaser(s) of shares of common stock for whom those broker-dealers may act as agents or to whom they sell as principal, or both (which compensation as to a particular broker-dealer might be in excess of customary commissions). The selling securityholders have advised us that they have not entered into any agreements, understandings or arrangements with any underwriters or broker-dealers regarding the sale of their securities, nor is there any underwriter or coordinating broker acting in connection with the proposed sale of shares of common stock by the selling securityholders. **In the event any selling securityholder engages a broker-dealer or other person to sell the shares offered hereby, the names of such agents and the compensation arrangements will be disclosed in a post-effective amendment to the registration statement to which this prospectus relates, which must be filed prior to any such sales.**

18